Stewart L. McDowell Direct: +1 415.393.8322 Fax: +1 415.374.8461 SMcdowell@gibsondunn.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

Confidential Treatment Requested by Consensus Cloud Solutions, Inc.

Pursuant to 17 C.F.R. § 200.83

072321.1

July 23, 2021

VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lisa Etheredge
Robert Littlepage
Anna Abramson
Kathleen Krebs

Re:	Comment Letter dated July 10, 2021 regarding Consensus Cloud Solutions, Inc.
Draft Registration Statement on Form 10-12B Submitted June 14, 2021
(CIK No. 0001866633)

Ladies and Gentlemen:

Consensus Cloud Solutions, Inc., a Delaware corporation (the “Company,” “Consensus,” “we” or “our”), is in receipt of the above-captioned comment letter from the Staff of the Division of Corporation Finance (the “Staff”) regarding the Company’s Draft Registration Statement on Form 10-12B (the “Registration Statement”) that was confidentially submitted to the Securities and Exchange Commission (the “Commission”) on June 14, 2021 (the “Initial Submission”). The Initial Submission was confidentially submitted to the Commission pursuant to the Division of Corporation Finance Announcement dated June 29, 2017 (as supplemented on August 17, 2017), “Draft Registration Statement Processing Procedures Expanded,” for non-public review by the Staff prior to the public filing by the Company of the Registration Statement. The Company has advised us that it will publicly file its Registration Statement at least 15 days prior to the anticipated effective date of the Registration Statement for its listing on a national securities exchange.

On behalf of the Company, we have confidentially submitted Confidential Submission No. 2 to the Registration Statement (the “Second Submission”) to the Commission today and have provided to the Staff with this letter on a confidential basis a copy of the Second Submission marked against the Initial Submission. We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text, followed by the Company’s response.

Confidential Treatment Requested by Consensus Cloud Solutions, Inc.

Pursuant to 17 C.F.R. § 200.83

072321.2

U.S. Securities and Exchange Commission

July 23, 2021

Pursuant to 17 C.F.R. § 200.83, the Company is also requesting that confidential treatment be afforded to this letter and the Second Submission being submitted with this letter. As requested by the Staff, the Company is submitting this request for confidential treatment by filing this letter electronically by using submission type DRSLTR and is not separately sending paper copies of this request and the materials to the Staff or the Commission’s Freedom of Information Act Office.

Information Statement Summary

Our Company, page 1

1.

Please describe the difference between the “global online fax space,” the “global Web Fax space,” and the “global corporate cloud fax market.” In addition, please provide your methodology and resources for calculating your total addressable markets in fax, healthcare interoperability, and the two combined. In this regard, we note that you consider the addressable fax market to be $2 billion and the addressable healthcare interoperability market to be over $10 billion, but your total addressable market is $11 billion. Please advise.

Response: We define the “global online fax space,” the “global SoHo Fax space” and the “global corporate cloud fax market” as follows:

•

Global Online Fax Space: Online fax services involve use of the internet to send and receive fax documents rather than through fax machines and multifunction devices. Online fax services include on-premises fax servers. These services can also be termed “internet fax,” or “email-based fax.” The online fax space includes both SoHo fax and corporate cloud fax.

•

Global SoHo Fax Space: We have revised our terminology from references to Web fax services to SoHo fax services throughout the Second Submission. SoHo fax services is a subset of the online fax space and the term refers to online fax services provided to customers who acquire a subscription to the service through a self-service e-commerce route, in which no direct interaction with a sales person occurs to complete the transaction. SoHo fax services are generally used by consumers and small office/home office users who select a pre-defined subscription through an e-commerce website.

•

Global Corporate Cloud Fax Market: Corporate cloud fax services is a subset of the online fax space and the term refers to online fax services to customers that are small/medium businesses or large enterprises. Sales to these customers generally require direct interaction with a sales person and involve specific pricing, multiple line subscriptions, API connections and/or commercial grade security.

We have revised the Second Submission on pages 1, 67 and 68 to clarify these definitions.

Confidential Treatment Requested by Consensus Cloud Solutions, Inc.

Pursuant to 17 C.F.R. § 200.83

072321.3

U.S. Securities and Exchange Commission

July 23, 2021

We have used the following resources and methodology to calculate our total addressable market size as follows:

•

Online Fax: We relied on two resources to estimate the total addressable market in online fax, including (i) the Arizton Advisory and Intelligence Online Fax Market Global Outlook and Forecast 2017-2022, which estimates the online fax market size as $2.02 billion in 2020 and $2.22 billion in 2021 and (ii) the Maia Research 2021-2026 Global Online Fax Market Report, which estimates the online fax market size to be $1.92 billion in 2020 and $2.04 billion in 2021. Based on the information from these two reports, we estimated that the total addressable market for online fax to be approximately $2 billion. Arizton Advisory and Intelligence and Maia Research are both recognized sources of market research, and their reports were prepared in the ordinary course of their business, not at the request of J2 Global or Consensus. We are supplementally providing to the Staff the description of the methodology used from each of these reports.

•	Healthcare Interoperability: We estimate the healthcare interoperability market to be over $10 billion based on internal calculations as follows:

The healthcare interoperability market includes the online fax market, which we estimate at $2 billion as described above.	$2,000,000,000
We estimate the total addressable market for Consensus Unite as 985,000 practicing physicians (Source: Assc. Of American Medical Colleges); 3.8 million practicing nurses (Source: American Association of Colleges of Nursing); 115,600 Physician Assistants (National Commission on Certification of Physician Assistants) at a monthly subscription rate set forth on the rate card #1 supplementally provided to the Staff.	2,352,288,000
We estimate the total addressable market for Consensus Signal as 919,559 hospital beds (Source: American Hospital Association) at per bed monthly charge set forth on the rate card #2 supplementally provided to the Staff.	55,173,540
We estimate the total addressable market for Consensus Clarity to be 9 billion healthcare fax pages annually (Source: Direct Trust) at the rate per page for data extraction set forth on the rate card #3 supplementally provided to the Staff.	3,150,000,000
We estimate the total addressable market for Jsign digital signature based on data from Research and Markets “Digital Signature Market Research Report: By Component, Deployment Type, Vertical—Global Industry Analysis and Growth Forecast to 2030.” Research and Markets is a recognized source of market research, and their report was prepared in the ordinary course of their business, not at the request of J2 Global or Consensus.	3,264,180,000

$10,821,641,540

We have revised the disclosure on pages 2 and 70 of the Second Submission to clarify that the healthcare interoperability total addressable market includes the online fax total addressable market.

Confidential Treatment Requested by Consensus Cloud Solutions, Inc.

Pursuant to 17 C.F.R. § 200.83

072321.4

U.S. Securities and Exchange Commission

July 23, 2021

2.	We note your disclosure that healthcare is your largest industry vertical. Please disclose what percentage of your revenue comes from the healthcare industry vertical.

Response: We have revised the disclosure on page 71 of the Second Submission in response to this comment.

Our Industry, page 2

3.	You state that in “the next few years, industry analysts expect online fax to grow at 6% to 8% per annum.” Please provide a source for this estimate and the methodology and assumptions underlying it.

Response: The source of this estimate is the Maia Research 2021 – 2026 Global Online Fax Market Report. We are supplementally providing to the Staff the description of the methodology used from this report.

Our Strengths, page 3

4.

Please describe your basis for the claim that you transmit “more documents each year than any other player in the broader secure document transmission solutions space.” In addition, we note your disclosure that you will become an “early leader” in the healthcare interoperability space. Please balance this disclosure by describing the current status of your healthcare interoperability business. We note your disclosure on page 73 that the “Consensus Unite interoperability platform launched in the second quarter of 2020 and, while we have experienced strong traction and growth, today still represents a small portion of our revenue. We expect to generate $3 million of Interoperability revenue in 2021, or approximately 0.9% of our total revenue.”

Response: We have revised the disclosure on pages 3 and 73 of the Second Submission in response to this comment.

Risk Factors, page 11

5.

Please provide risk factor disclosure that address the challenges to developing and providing healthcare interoperability solutions. Disclose the particular challenges the company faces, the competitive landscape, and the percentage of revenues generated from the company’s recently launched healthcare interoperability products.

Response: We have revised the disclosure on page 12 of the Second Submission in response to this comment.

Confidential Treatment Requested by Consensus Cloud Solutions, Inc.

Pursuant to 17 C.F.R. § 200.83

072321.5

U.S. Securities and Exchange Commission

July 23, 2021

Unaudited Pro Forma Combined Financial Statements, page 45

6.

On pages 1 and 66 you make reference to pro forma adjusted EBITDA for the year ended December 31, 2020. If you present an Adjusted EBITDA measure in your filing, please revise to identify it as a non-GAAP measure and provide the disclosures required by Item 10(e) of Regulation S-X.

Response: We have revised the disclosure on pages ii, 49 and 50 of the Second Submission in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 51

7.

We note that your prospectus includes general disclosures about COVID-19 and its impact. Please revise here or elsewhere to disclose the specific impacts, both positive and negative, that COVID-19 has had on your operations and relevant metrics, including a description of any known trends and uncertainties that have had, or that you reasonably expect will have, a material impact on revenue or results of operations. Refer to CF Disclosure Guidance: Topic No. 9A for additional guidance.

Response: We have revised the disclosure on page 53 of the Second Submission in response to this comment.

Cloud Services Performance Metrics, page 52

8.

Please revise to provide greater context explaining how you anticipate that these metrics would be impacted by the exclusion of the B2B backup, cybersecurity and SMB enablement businesses which are expected to be retained by J2 Global, Inc. following the internal reorganization and spin-off.

Response: We have revised the disclosure on page 53 of the Second Submission in response to this comment.

9.

Footnote 1 on page 53 makes reference to quarterly and monthly ARPU but you appear to be presenting ARPU for the entire year. Similarly, the metric title on page 52 makes reference to Cloud Business Customers but your description in footnote 2 references Cloud Services customers. It is unclear if Cloud Business customers are the same as Cloud Services customers. Please revise your disclosures to more clearly describe what this metric represents and how it is calculated.

Response: We have revised the disclosure on pages 53 and 54 of the Second Submission in response to this comment.

10.

It appears that your cancel rate for small and medium businesses and individual Cloud Services customers excludes cancellations by customers with less than four months of continuous service. If true, please revise to explain why you treat enterprise Cloud Services customers differently from small and medium businesses and individual Cloud Services customers for purposes of calculating this metric. Please tell us if you track your cancellation rate for small and medium business and individual Cloud Services customers separate from enterprise Cloud Services customers. If so, please tell us what consideration you gave to disclosing those rates separately.

Confidential Treatment Requested by Consensus Cloud Solutions, Inc.

Pursuant to 17 C.F.R. § 200.83

072321.6

U.S. Securities and Exchange Commission

July 23, 2021

Response: Calculation of cancel rates for small and medium businesses and individual Cloud Services customers excludes cancellations by customers with less than four months of continuous service because such customers generally pay by credit or debit card and we therefore view them as customers for cancel rate purposes once they have finished any free trial periods and continued through two payment cycles. In contrast, enterprise customers have generally signed binding contracts for a specified period, and we therefore count them as customers for cancel rate purposes from the beginning of their contract. We have revised the disclosure on page 54 of the Second Submission in response to this comment.

11.	Please revise to clarify what is meant by “number-based” and “non-number-based” revenues.

Response: We have revised our terminology from “number-based” and “non-number based” revenues to “phone number-based” and “account-based” revenues, respectively, throughout the Second Submission to clarify the respective meanings of these terms. Please see pages 14, 15, 16, 53 and 54 of the Second Submission.

Results of Operations, page 53

12.

Please revise your discussion of results of operations throughout to include a more fulsome discussion of the factors impacting changes in each line item during the periods presented, with quantification where possible. For example, your discussion of revenues should quantify the impact of acquisitions separate from organic growth for each period presented. You should also quantify any significant declines in revenues streams during the periods presented and explain the reasons for those changes. Please refer to Item 303(a)(3) of Regulation S-K.

Response: We have revised the disclosure on page 55 of the Second Submission in response to this comment. We note to the Staff that that because so many expenses of the individual lines of business of Historical Cloud Services are commingled and not allocated to individual business units within Historical Cloud Services, breaking them out among individual lines of business is not meaningful.

Non-Operating Income and Expenses, page 56

13.	Please revise to explain what caused the significant increase in income due to currency exchange gains during 2020 as compared to 2019.

Response: We have revised the disclosure on pages 57 and 58 of the Second Submission in response to this comment.

Confidential Treatment Requested by Consensus Cloud Solutions, Inc.

Pursuant to 17 C.F.R. § 200.83

072321.7

U.S. Securities and Exchange Commission

July 23, 2021

Business, page 66

14.

It is unclear if the information you provide in this section is intended to pertain to Consensus or the Historical Cloud Services business. For example, your key performance indicators by product on page 70 provides revenue information for Consensus on a pro forma basis. However, on page 71, you reference SMB accounts which appear to be part of the Historical Cloud Services businesses that will remain with J2 Global, Inc. You also reference pro forma research, development and engineering expenditures of $24.8 million for the year ended December 31, 2020, but those amounts are consistent with the historical financial statements for J2 Cloud Services, LLC rather than the Consensus pro forma combined statement of income on page 48. Please revise throughout accordingly.

Response: The reference to SMB accounts on page 71 of the Initial Submission refers to small and medium sized businesses that are online fax customers. This is different than the SMB enablement business that will remain part of J2 Global following the separation. We have revised the reference on page 73 of the Second Submission to remove the acronym to avoid confusion.

We have revised the disclosure on page 76 of the Second Submission in response to this comment.

Our Industry, page 69

15.

You disclose that “In a recent survey conducted by tigerconnect, physicians recognize the need for improvement in interoperability with 61% claiming the greatest need today is improving routine processes in clinical practice.” Please provide the date for the survey and its methodology, and explain the link between “improving routine processes” and interoperability.

Response: We have revised the disclosure on page 70 of the Second Submission to correct the reference to the conductor of the survey to Deloitte. The information comes from the Deloitte “Improved Clinical Efficiency and Quality” findings from its 2020 survey of U.S. Physicians. According to the report, the Deloitte Center for Health Solutions fielded its biennial survey of U.S. physicians from January 15 to February 14, 2020. This survey of 680 physicians represents the national distribution of physicians in terms of years in practice, geography, practice type and specialty. We are supplementally providing to the Staff the description of the methodology used from this report.

Our Products and Solutions, page 69

16.

Please revise to clarify if Consensus Signal is sold as a standalone product or part of the Consensus Unite healthcare interoperability platform. Please also revise to disclose the extent to which you have generated revenues during the periods presented from the recent launches of jsign and Consensus Signal.

Response: Consensus Signal is sold as a standalone product. We have revised the disclosure on pages 70 and 71 of the Second Submission in response to this comment.

Confidential Treatment Requested by Consensus Cloud Solutions, Inc.

Pursuant to 17 C.F.R. § 200.83

072321.8

U.S. Securities and Exchange Commission

July 23, 2021

Key Performance Indicators by Product, page 70

17.

Please revise to define the term “SoHo” here since this appears to be the first place you use the term in the filing. We note your definition on page 73. Please also revise to explain how you calculate monthly churn. Finally, please revise so that the columns are presented in a consistent chronological manner from left to right throughout the filing.

Response: We have revised the disclosure on pages 1, 71 and 72 of the Second Submission in response to this comment.

18.

Please explain how “Average Revenue per Account” and “Net Adds” are calculated and disclose how the Key Performance Indicators are used to analyze your performance. Please also clarify whether “Average Revenue per Account” is the same as “average revenue per user” discussed on page 71.

Response: We have revised the disclosure on pages 71 and 72 of the Second Submission in response to this comment.

Our Strengths, page 71

19.	We note your disclosure that your “net enterprise customer retention has been 98.2% over the last 2 years.” Please describe how net enterprise customer retention is calculated.

Response: We calculate net enterprise customer retention as 1 minus the monthly churn rate. We have revised the disclosure on page 73 of the Second Submission in response to this comment.

Executive Compensation

2020 Grants of Plan-Based Awards Table, page 84

20.

Please update the footnotes as necessary to indicate whether the named executive officers are deemed to satisfy the employment conditions of their restricted stock awards if they are employed at Consensus rather than J2 Global.

Response: We have revised the disclosure on page 84 of the Second Submission in response to this comment.

Audited Consolidated Financial Statements

2. Basis of Presentation and Summary of Significant Accounting Policies, page F-8

21.

In light of the significance of the operations that will be retained by J2 Global, Inc., please explain to us your consideration of providing audited historical financial statements and MD&A for the cloud fax business that will be spun-off.

Confidential Treatment Requested by Consensus Cloud Solutions, Inc.

Pursuant to 17 C.F.R. § 200.83

072321.9

U.S. Securities and Exchange Commission

July 23, 2021

Response: We believe that, based on the accounting literature, the historical audited financial statements for J2 Cloud Services, LLC (“Historical Cloud Services”) are the appropriate historical audited financial statements to present in connection with the spin-off in order to provide investors with the complete and comprehensive financial history of the Cloud Fax business to be spun-off. Furthermore, we believe that it will be most useful to investors who will, as a result of the spin-off, be shareholders of both J2 Global and Consensus to have a complete and comprehensive financial history of the Cloud Fax business, including how the disposition by J2 Cloud Services, LLC of its B2B backup, cybersecurity and SMB enablement services businesses (collectively, the “Retained Businesses”) back to J2 Global affect the overall business and financial condition of J2 Cloud Services, LLC.

Historical Cloud Services, the legal entity J2 Cloud Services, LLC, will be a wholly owned subsidiary of Consensus. Consensus will be a holding company whose only asset is the equity interests of Historical Cloud Services. Historical Cloud Services is the legal owner of substantially all of the assets of the entire Cloud Services business, and is being spun-out with no change to its legal form other than a change in its sole member. J2 Global is a holding company, and the Cloud Services business has historically been managed and financed separately from J2 Global’s other businesses. For the last several years, that separate management has been structured as management of Historical Cloud Services under a separate President and Chief Financial Officer of Cloud Services. Until 2012, the Historical Cloud Services business was the only business of the entity that is now J2 Global. In 2012, J2 Global acquired its media business. J2 Global’s media business and Historical Cloud Services have always been managed separately. Historical Cloud Services has been held out to the public as a separate enterprise through the segment reporting of J2 Global, Inc. The historical audited financial statements of Historical Cloud Services have been provided to banks and investors in connection with debt financing transactions for Historical Cloud Services that have required us to provide annual audited financial statements of Historical Cloud Services, including an offering of debt securities of Historical Cloud Services in June 2017. As stated in J2 Global’s Annual Report on Form 10-K for the year ended December 31, 2020, all the businesses included in Historical Cloud Services are similar to one another in terms of economic characteristics, including the nature of the services and their production processes, the type of customers, as well as the methods used to distribute these services. The Historical Cloud Services businesses share substantially all their facilities and corporate overhead costs. The Cloud Fax business and the Retained Businesses have been so intertwined in terms of management and operations that the historical MD&A discussions of these businesses as Historical Cloud Services is the most relevant to investors.

In light of these facts, we considered the guidance set forth in SAB Topic 5.Z.7. by analogy and concluded that the Retained Businesses did not satisfy the criteria for exclusion from the financial statements of Historical Cloud Services for purposes of presenting historical audited financial statements for Consensus. Specifically, the Cloud Fax business, on the one hand, and the Retained Businesses, on the other (and separate from the other businesses of J2 Global), (i) are managed under a shared corporate structure under a separate President and Chief Financial Officer of Cloud Services, and have been financed historically as a combined business, and have not been managed and financed historically as if they were autonomous, (ii) are similar to one another in terms of economic characteristics, including the nature of the services and their production processes, the type of customers, as well as the methods used to distribute these services, and (iii) have more than incidental common facilities and costs.

Confidential Treatment Requested by Consensus Cloud Solutions, Inc.

Pursuant to 17 C.F.R. § 200.83

072321.10

U.S. Securities and Exchange Commission

July 23, 2021

Additionally, we considered the guidance of the Division of Corporation Finance set forth in Section 2120.3 of its Financial Reporting Manual (the “FRM”), which provides:

“Registering Shares of Disposed Business—If disposition of a business is being accomplished through the registrant’s distribution to shareholders of its ownership interests in that business, audited financial statements of the separate legal “spinee” (which may not be the spinee for accounting purposes) for the same periods required for the registrant are required in a Form 10 or 1933 Act registration statement filed in connection with the spinoff.”

As noted above, in connection with the spin-off, Historical Cloud Services, as a legal entity, will become a wholly-owned subsidiary of Consensus, and Consensus’ only asset will be the equity interests of Historical Cloud Services. As a result, Historical Cloud Services being spun-out with no change in its legal form other than its sole member. The assets attributable to the Retained Businesses are currently owned by Historical Cloud Services and will have to be transferred out of Historical Cloud Services to other entities that will be retained by J2 Global after the spin-off. As a result, we believe the separate financial statements of Historical Cloud Services are the appropriate historical financial statements to present in the Form 10 for Consensus.

We also considered the guidance set forth in Section 2065.1 of the FRM, which provides:

“Acquire Substantially All of an Entity—If the registrant acquires or succeeds to substantially all of the entity’s key operating assets, full audited financial statements of the entity are presumed to be necessary in order to provide investors with the complete and comprehensive financial history of the acquired business. In these circumstances, elimination of specified assets and liabilities not acquired or assumed by the registrant is depicted in pro forma financial statements presenting the effects of the acquisition.”

While Cloud Fax represents approximately half of Historical Cloud Services’ revenues for the year ended December 31, 2020 (and more than half excluding revenue attributable to the B2B backup business that is held for sale), the income from operations attributable to the Cloud Fax represented in excess of 70% of Historical Cloud Services’ total income from operations for the same period. From an operating income standpoint, Cloud Fax is approximately five times the size of the next largest Retained Business. Furthermore, the Cloud Fax business represents the fastest organically growing portion of the Historical Cloud Services business, and therefore represents what Historical Cloud Services’ management considers the “crown jewels” of the Historical Cloud Services business. When viewed from both a quantitative and qualitative standpoint, the Cloud Fax business that will be retained by Historical Cloud Services represents substantially all of the operations of Historical Cloud Services, thereby creating a presumption that full audited financial statements of Historical Cloud Services are necessary.

Confidential Treatment Requested by Consensus Cloud Solutions, Inc.

Pursuant to 17 C.F.R. § 200.83

072321.11

U.S. Securities and Exchange Commission

July 23, 2021

After considering the factors described above, we concluded the financial statements and MD&A for Historical Cloud Services, together with the pro forma financial statements which reflect the transfer of the Retained Businesses to legal entities that will be a part of J2 Global after the separation, provide investors who are becoming shareholders of both Consensus and J2 Global with the most complete and comprehensive financial information, history and discussion of factors that will affect Consensus’ future performance for both Consensus and J2 Global, including how the disposition of the Retained Businesses will affect the financials of Historical Cloud Services and J2 Global.

22.

Since agreements with related parties are not at arms length, please revise to disclose management’s estimate of what the expenses (other than income taxes and interest) would have been on a stand alone basis. As a related matter, where an interest charge on intercompany debt has not been provided, please also revise to provide an analysis of intercompany accounts and average balances due to and from related parties for each income statement period presented. Refer to the interpretative responses to Questions 2 and 4 of SAB Topic 1:B.

Response: All costs allocated by J2 Global to Historical Cloud Services are for cost incurred with third-party vendors at arm’s length pricing and are allocated without any additional markup. Certain personnel costs are also allocated at fair market value and represent the cost Historical Cloud Services would pay to hire such personnel directly. The Company advises the Staff that management believes that the financial statements of Historical Cloud Services materially represent what the results of operations, financial position and cash flows would have been had Historical Cloud Services been a standalone company during the periods presented.

3. Revenues, page F-17

23.

Please supplementally tell us the amount of revenues generated from usage-based fees during the periods presented. If material, please revise to more clearly describe the performance obligation associated with these transactions and how you account for them.

Response: Our revenues substantially consist of recurring subscription and usage-based fees. Generally, revenue is recognized over the subscription period beginning on the date services are made available to the customer. Revenue is recognized ratably because the customer receives and consumes the benefit of services evenly throughout the subscription period. Revenue from services provided on a consumption basis, such as measured usage services, are generally recognized based on the utilization of the service by the customer. We have revised the disclosure on pages F-17 and F-18 of the Second Submission in response to this comment.

* * *

We appreciate the opportunity to respond to your comments. If you have any questions regarding this letter or the Second Submission, please call me at (415) 393-8322 or e-mail me at SMcdowell@gibsondunn.com.

Confidential Treatment Requested by Consensus Cloud Solutions, Inc.

Pursuant to 17 C.F.R. § 200.83

072321.12

U.S. Securities and Exchange Commission

July 23, 2021

Very truly yours,

/s/ Stewart L. McDowell

Stewart L. McDowell

Gibson, Dunn & Crutcher LLP

cc:	Vivek Shah, Chief Executive Officer of J2 Global, Inc.

R. Scott Turicchi, Chief Financial Officer of J2 Global, Inc.

Jeremy D. Rossen, Executive Vice President, General Counsel and Secretary of J2 Global, Inc.

Barbara L. Becker, Gibson, Dunn & Crutcher LLP

Andrew L. Fabens, Gibson, Dunn & Crutcher LLP